Simmons First Investments Group, Inc.

Statements of Stockholder's Equity

Years Ended December 31, 2015 and 2014

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance, January 1, 2014	$ 10	$4,999,990	$ 805,819	$ 5,805,819
Acquisition of Delta Stock and Surplus	5,000	4,795,000		4,800,000
Reverse Merger into Delta	(10)	10		--
Net Loss	--	--	(248,424)	(248,424)
Balance, December 31, 2014	5,000	9,795,000	557,395	10,357,395
Net Loss			(218,971)	(218,971)
Balance, December 31, 2015	$ 5,000	$9,795,000	$ 338,424	$10,138,424